Petrohawk Energy Corporation

1000 Louisiana, Suite 5600

Houston, Texas 77002

Telephone (832) 204-2700

July 2, 2010

Mr. H. Roger Schwall

Assistant Director

U. S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Petrohawk Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 23, 2010
Response Letter Dated May 12, 2010
File No. 001-33334

Dear Mr. Schwall:

Thank you for the comments included in your letter dated June 23, 2010. I am providing the enclosed responses on behalf of the Company. Each of your comments is reproduced below, with specific responses following each comment.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 5

Oil and Natural Gas Operations, page 12

1.	Response eight in your May 12, 2010 letter indicates that you have significant undeveloped acreage expiry over the next three years. Please disclose these figures as prescribed by Item 1208(b) of Regulation S-K.

RESPONSE

We will include tabular disclosure of our net leasehold expirations in our Form 10-Q for the quarter ended June 30, 2010, and will include such information in our annual reports on Form 10-K to the extent we have significant undeveloped acreage expiring in upcoming years.

H. Roger Schwall

U. S. Securities and Exchange Commission

July 2, 2010

Supplemental Oil and Gas Information (Unaudited), page 102

Oil and Natural Gas Reserves, page 102

2.	In part, your response 10 indicates a significant portion of your proved undeveloped locations are 2 or more offsets removed from a producing well(s). Tell us the statistics of your drilling history for such similarly situated locations, including the success rate by distance/location removed from production.

RESPONSE

We include a summary of our drilling results over the past three years in our Form 10-K. The following table shows the sub-categorization of the non-proved locations drilled for each year.

	2009	2008	2007
Gross Wells Drilled
Productive	601	555	292
Dry	1	12	12
Total	602	567	304
Percent Success Rate	99.8%	97.9%	96.1%

All of these wells were two or more offset locations from existing producing wells in the year they were drilled. The success rate of all such locations is extremely high, averaging above 96% each year.

All of the proved undeveloped locations that are two or more offsets removed from existing producing wells are in our major unconventional fields. The following table is a sub-catergorization of the non-proved locations drilled each year from our major unconventional fields.

	2009	2008	2007
Subtotal major unconventional fields
Productive	543	347	68
Dry	1	3	1
Total	544	350	69
Percent Success Rate	99.8%	99.1%	98.6%

The success rate of the non-proved wells in our major unconventional fields is higher than the overall average of our total drilling program. Below is a further breakout of the above drilling statistics among the three major unconventional fields.

	2009	2008	2007
Fayetteville Shale
Productive	342	319	68
Dry	1	3	1
Total	343	322	69
Percent Success Rate	99.7%	99.1%	98.6%

H. Roger Schwall

U. S. Securities and Exchange Commission

July 2, 2010

	2009	2008	2007
Haynesville Shale
Productive	175	26	—
Dry	—	—	—
Total	175	26	—
Percent Success Rate	100.0%	100.0%	—

	2009	2008	2007
Eagle Ford Shale
Productive	26	2	—
Dry	—	—	—
Total	26	2	—
Percent Success Rate	100.0%	100.0%	—

The wells drilled each year in these major unconventional fields cover a vast area. In the Fayetteville Shale, the wells drilled during the three years covered an area of roughly 1,080 square miles, equivalent to an average spacing of approximately 950 acres per well drilled. In the Haynesville Shale, the wells drilled during the two years covered an area of roughly 2,340 square miles, equivalent to an average spacing of approximately 7,450 acres per well drilled. In the Eagle Ford Shale, the wells drilled during the two years covered an area of roughly 250 square miles, equivalent to an average spacing of approximately 5,700 acres per well drilled.

Exhibit 99.1

3.	Your response 14 noted the presentation of benchmark prices used by your third party engineer. Please include also the average adjusted product prices used in the estimation of your proved reserves.

RESPONSE

In the reserve report, the average adjusted product prices are $57.13 per barrel of oil and NGL and $3.68 per Mcf of gas for 2010 and $57.51 per barrel of oil and NGL and $3.76 per Mcf of gas for the total of all future years in the reserve report. Our future reserve reports will include the average adjusted product prices utilized in the preparation of the report.

**********************

Finally, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in our filings;

H. Roger Schwall

U. S. Securities and Exchange Commission

July 2, 2010

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information that we provide to the staff of the Division of Corporation Finance in your review of our filings and in response to your comments.

We appreciate your comments and your prompt attention to our responses. If you have any questions or further comments, I can be reached at (832) 204-2772.

Very truly yours,

/s/ David S. Elkouri
David S. Elkouri
Executive Vice President,
General Counsel and Secretary

cc:	Ronald M. Winfrey
Division of Corporate Finance